SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 June 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Directorate Change dated 30 June 2023

Exhibit No: 99.1

30 June 2023

InterContinental Hotels Group PLC

Non-Executive Director Board Updates

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces:

-	The retirement from the IHG Board of Non-Executive Director and Chair of the Remuneration Committee Jo Harlow, effective 31 December 2023.

-	The appointment of Angie Risley as Non-Executive Director, effective 1 September 2023, who will succeed Jo Harlow as Chair of the Remuneration Committee from 1 January 2024 upon Jo's retirement.

These changes reflect IHG's ongoing commitment to succession planning, bringing together a diverse range of talent, expertise, skills and relevant experience, and facilitating a thorough transition of responsibilities.

Jo Harlow was appointed to the IHG Board as a Non-Executive Director in 2014 and became the Chair of the Remuneration Committee in 2017. She also sits on the Nomination Committee.

Deanna Oppenheimer, Non-Executive Chair, IHG, commented: "On behalf of the Board, I would like to thank Jo for her strong contribution to IHG over the last nine years and express our appreciation for her thorough handover of the Remuneration Committee through the end of 2023."

Angie Risley is currently Remuneration Committee Chair at Smith & Nephew plc, having previously held the same position on the Board of Serco Group plc.

Oppenheimer added: "We are delighted that Angie is joining IHG's Board. Angie brings a wealth of experience both from a Board and senior management perspective. Her broad experience across a number of sectors, including senior executive roles in retail and hospitality, and her leadership in people management will further strengthen IHG's Board."

Angie will serve on the Remuneration Committee and Responsible Business Committee of the IHG Board upon appointment and will assume the role of Chair of the Remuneration Committee and join the Nomination Committee on 1 January 2024.

Pursuant to LR 9.6.13R Angie is a Non-Executive Director at Smith & Nephew plc.

ENDS

For further information, please contact:
Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Neil Maidment (+44 (0)7970 668 250)	Mike Ward (+44 (0)7795 257 407)

Biography

Angie is currently a Non-Executive Director at Smith & Nephew plc, where she is Chair of the Remuneration Committee and a member of the Nomination & Governance Committee and the Compliance & Culture Committee. She previously served as Non-Executive Director of Serco Group plc (and was Chair of the Remuneration Committee) as well as Sainsbury's Bank plc, Arriva and Biffa, and she has been a member of the Low Pay Commission.

Angie's career in Human Resources has spanned Executive roles across a number of sectors, including at United Biscuits; Whitbread as an Executive Director, Group HR Director; and Lloyds Banking Group as a member of the Executive Committee as Group HR Director.  She recently retired from Sainsbury's where she was Group HR Director for 10 years and a member of the Operating Board.

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in over 100 countries, and more than 1,900 in the development pipeline.

● Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo

●  Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels

●  Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels

● Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

● Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	30 June 2023